UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of May 2021

Commission File Number: 1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. - In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/ME) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33 3 0029520-8

Publicly-Held Company

FINAL SUMMARY VOTING CHART

Final summary voting chart of the Extraordinary General Shareholders’ Meeting held on April 30, 2021, at 4 p.m., at the headquarters of the Company, located at Rua do Lavradio, 71, Centro, in the City of Rio de Janeiro, RJ, including votes cast through remote voting ballots.

Item	Description of the Resolution	Resolution	In Favor	Contrary	Abstention
1	Ratification of the appointment and engagement of the specialized company Meden Consultoria Empresarial Ltda. ("Meden"), responsible for preparing (i) the appraisal report, at book value, of Telemar's shareholders' equity, to be incorporated to the Company's shareholders' equity, (ii) the valuation report of the shareholders' net equity of the Company and Telemar, at market prices, on the same date and according to the same criteria, for purposes of article 264 of Law no. 6,404/1976 (the "Brazilian Corporation Law"), (iii) the valuation report containing the economic and financial valuations of Telemar and Oi, according to the discounted cash flow method, and (iv) the valuation report of the spun-off portion of Brasil Telecom Comunicação Multimídia S.A. ("BTCM"), indirect subsidiary of the Company, to be incorporated to the Company's shareholders' equity (jointly, the "Valuation Reports")	Approved	1,975,448,653	131,481	127,008,896

2	Evaluation and deliberation about the valuation reports prepared by Meden, for the purposes of the merger of Telemar by the Company	Approved	1,975,459,246	130,943	126,998,841
3	Evaluation and deliberation about the valuation report prepared by Meden, for the purposes of the transfer of the spun-off portion of BTCM to the Company	Approved	1,975,420,192	143,542	127,025,296
4	Examination, discussion and resolution on the Protocol and Justification of the Merger of Telemar Norte Leste S.A. - In Judicial Reorganization with and into Oi S.A. - In Judicial Reorganization, including all its attachments ("Protocol and Justification of the Merger"), which establishes the terms and conditions of the merger of Telemar with and into the Company (the "Merger")	Approved	1,975,390,023	269,151	126,929,856

5	Resolution on the Merger proposal, under the terms of the Protocol and Justification of the Merger and pursuant to article 227 of the Brazilian Corporation Law, and the corresponding amendment to the caput of Article 5 of the Company's Bylaws to reflect the issuance of common shares to be held in treasury as a result of the Merger, without changing the amount of its capital stock	Approved	1,975,548,403	131,266	126,909,361
6	Examination, discussion and resolution on the Protocol and Justification of the Partial Spin-off of Brasil Telecom Comunicação Multimídia S.A. with the Transfer of the Spun-Off Portion to Oi S.A. - In Judicial Reorganization, including all its attachments ("Protocol and Justification of the Partial Spin-off"), which establishes the terms and conditions of the partial spin-off of BTCM (the "Partial Spin-off") with the transfer of the spun-off portion to the Company (the "Transfer of the Spun-off Portion")	Approved	1,975,547,487	131,202	126,910,341
7	Resolution on the Transfer of the Spun-off Portion of BTCM proposal, in the terms of the Protocol and Justification of the Partial Spin-off and in the form of article 229 of the Brazilian Corporation Law.	Approved	1,975,481,455	131,229	126,976,346

8	Amendment to the wording of article 2 of the Company's Bylaws, to further detail certain activities already covered in its current corporate purpose, as a result of the Transfer of the Spun-off Portion and in preparation for the corporate reorganizations involving Oi and its subsidiaries that are necessary to comply with the Judicial Reorganization Plan.	Approved	1,975,496,712	134,957	126,957,361
9	Authorization for the Company's management to practice all acts necessary to effect the Merger and the Transfer of the Spun-off Portion.	Approved	1,975,500,496	180,062	126,908,472

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 1, 2021

OI S.A. – In Judicial Reorganization

By: /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer